8 Greenway Plaza, Suite 1000
Houston, Texas 77046
Telephone: (713) 850-1400 - Fax (713) 850-0498

October ___, 2007

Dear AmREIT Class B Common Shareowner,

AmREIT is pleased to announce that we have decided to redeem your Class B common shares pursuant to their terms and conditions, anticipated to close on December __, 2007 (the “Redemption Date”).  We are redeeming the Class B common shares for $10.18 per share in cash, or in exchange for our Class A common shares on a one-for-one basis.  In addition, we will pay you your accrued but unpaid dividends through the Redemption Date.  Our Class A common shares are traded on the American Stock Exchange under the symbol “AMY” and as of October 18, 2007 closed at $7.75 per share.

As you recall, the Class B common shares were issued in July 2002 as part of the merger between AAA Net Realty Fund IX, Ltd., AAA Net Realty Fund X, Ltd., AAA Net Realty Fund XI, Ltd. (collectively, the “Partnerships”) and AmREIT.  The limited partners in the Partnerships received Class B common shares, issued at $9.25 per share, in exchange for their partnership units.  The Class B common shares received a cumulative, preferred quarterly distribution of 8% per annum.

Please read the enclosed prospectus and complete the enclosed Letter of Transmittal and return it to our transfer agent, Wells Fargo Shareowner Services by _________.  Upon the conclusion of the redemption on the Redemption Date, the Class B common shares will cease to accrue or receive dividends, and will no longer be convertible into our Class A common shares.  Therefore, it is critical that you complete the Letter of Transmittal and return it to Wells Fargo Shareowner Services in order to receive your consideration in this redemption.

We appreciate the confidence you have placed in us and we are privileged to be part of your investment portfolio.  If you have any questions regarding your investment or this redemption, please contact us directly at 1-800-888-4400.

Regards,

Chad C. Braun
Chief Financial Officer
AmREIT